February 12, 2019

John Wilkes
Chief Executive Officer
DLT Resolution Inc.
5940 S. Rainbow Blvd.
Suite 400-32132
Las Vegas, NV 89118

       Re: DLT Resolution Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 13, 2018
           File No. 333-148546

Dear Mr. Wilkes:

        We issued comments to you on the above captioned filing on November 27, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 27, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Charles Eastman, Sr Staff Accountant at (202) 551-3794 or Larry
Spirgel, Assistant Director at (202) 551-3810 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Telecommunications